October 3, 2024

Lukas Studer
Director
Evertect AG
Grafenauweg 10
6300 Zug, Switzerland

       Re: Evertect AG
           Draft Registration Statement on Form 10-12B
           Submitted September 6, 2024
           CIK No. 0002035989
Dear Lukas Studer:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Draft Registration Statement on Form 10-12B submitted September 6, 2024
Cover Page

1. We note your disclosure here that you "intend to apply to list Company Shares on the (the
          Stock Exchange   )." We also note your disclosure on page 5 that
Parent may waive any
       of the conditions for closing, one of which is that "The Stock Exchange will have approved the listing of the Company' Shares, subject to official notice of issuance." Please revise your cover page to clarify whether the spinoff is contingent upon The Stock
       Exchange's approval of your listing application.
 October 3, 2024
Page 2
Market and Industry Data, page iii

2. Your statements that: (i) the estimated market and industry data included in this information statement is inherently uncertain and imprecise; and (ii) investors are cautioned not to place undue reliance on such market and industry data or any other such estimates may imply an inappropriate disclaimer of responsibility with respect to the third-party information. Please either delete these statements or specifically state that you are liable for such information.
Business Strategy, page 2

3. We note your disclosure on pages 2 and 92 that you "have a strategy of accelerated growth to achieve our ambition of $20 billion in revenues and more than $5 billion of
       Adjusted EBITDA by 2030." If you choose to retain these projections, please revise your document to disclose management's reasonable basis for these projections. Also, disclose any underlying assumptions, whether you have independent support for your projections, and any uncertainties and limitations on your projections. In addition, disclose net income (loss) and earnings (loss) per share. For guidance, see Item 10 of Regulation S-K.
4. Please expand the appropriate section to discuss, if material, the "certain trading operations" mentioned in the first paragraph on page F-9.
Our goodwill and long-lived assets represent a substantial amount of our total assets, page 26

5. Please expand the disclosure in this risk factor to state the percentage of goodwill and intangible assets compared to your total assets.
U.S. shareholders may not be able to obtain judgments or enforce civil liabilities, page 37

6. Once you have identified your named executive officers and directors, please revise the disclosure on page 37 to identify your officers and directors that are located outside of the
       United States. Also, include a separate "Enforceability" section addressing the challenges of bringing actions and enforcing judgments and liabilities against such individuals.
If the Separation and Distribution, together with certain related transactions, page 42

7. Please revise here and on page 56 to clarify that the condition that you receive an opinion from outside counsel is a waivable condition, if true.
Certain of our executive operators and directors may have actual or potential conflicts, page 43

8. You disclose that certain of your executive officers and directors may have actual or potential conflicts of interest. Please briefly describe these actual or potential conflicts of interest in more detail in an appropriate place in your registration statement.
Certain entities or assets that are part of the separation may not be transferred, page 45

9. You disclose that certain entities and assets may not be transferred prior to the distribution because they are subject to foreign government or third-party approvals, and you cannot assure such transfers will ultimately occur or not be delayed for an extended period of time. Please describe more fully the entities and assets involved, as well as the foreign government and third-party approvals that are required.
 October 3, 2024
Page 3


Capitalization, page 67

10.    Please revise your capitalization table to address the following:
           Separate the line item    cash and cash equivalents    with a double
underline to clearly
           separate it form your capitalization.
           Replace    total liabilities    with details of your long term debt
and current maturities of
           long term debt.
           Remove    total liabilities and equity    as that amount should be
the same as "total
           capitalization."
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 74

11. Please expand your disclosures to clearly communicate the extent to which your revenue variances were impacted by changes in prices and by changes in sales volume. See the related guidance in Item 303(b)(2)(iii) of Regulation S-K. For example, on page 79 you disclose that the increase in Building Materials segment revenues in 2023 was mainly attributable to improved organic growth in volumes in cement and aggregates and improved price growth across most markets and product lines. Please separately quantify the amount related to change in price versus change in volume. Additionally, please quantify any offsetting factors, such as the decline in revenue from commercial roofing systems in 2023 which offset the overall increase in Building Envelope segment revenues.
Intellectual Property, page 96

12. We note the disclosure in this section about trademarks and patents. Please expand your disclosure to include a discussion of the duration and effects of your trademarks and patents. See Item 101(c)(iii)(B) of Regulation S-K.

Legal Proceedings, page 100

13. Please tell us why the disclosure in this section does not mention the disclosure in Note 15 on page 43 of Holcim's 2024 Half-Year Report on Holcim's website. Executive and Director Compensation, page 107

14. Please revise to provide the information for the fiscal year ended 2023 in your next amendment, if you have identified your named executive officers and directors.
Tax Matters Agreement, page 111

15. Please revise to disclose the expected duration of the limitations you will be subject to as a result of the Tax Matters Agreement. Please quantify the scope of the indemnification obligations to Parent or otherwise supplement your disclosure to provide stockholders with sufficient information to assess the materiality of these obligations.
 October 3, 2024
Page 4
Notes to Combined Financial Statements
Note 3 - Revenue, page F-21

16. You disclose on page F-11 that a performance obligation may be satisfied at a point in time, usually for promises to transfer goods, or over time, typically for promises to transfer services or for construction-related activities. Please tell us how you considered the guidance to disaggregate revenue into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, e.g., type of revenue (i.e., product and service) and timing (i.e., at a point in time and over time). Refer to ASC 606-10-50-5 and also see ASC 606- 10-55-89 through 91.
Note 8 - Goodwill and Intangible Assets, Net, page F-29

17. You disclose that based upon the results of the qualitative and quantitative assessments, you concluded that the fair values of each of your reporting units as of December 31
       2023, 2022, and 2022 were greater than their carrying values. Please revise to state
       whether the fair values of your reporting units    substantially exceed
  the respective
       carrying values. To the extent any reporting unit fair values are not substantially in excess of carrying values, please revise your Critical Accounting Policies and Estimates section of MD&A to disclose the name(s) of the reporting unit(s), the percentage by which the estimated fair value of the reporting unit(s) exceeded the carrying value, the amount of goodwill allocated to the reporting unit(s), and whether the related goodwill is at risk of impairment. Also provide a description of potential events and/or changes in circumstances that could reasonably be excepted to negatively affect the key assumptions.
       See guidance in Item 303(b)(3) of Regulation S-K.
Note 17. Commitments and Contingencies, page F-48

18. We note your disclosure on page F-48 that consistent with industry practice, the Company provides warranties on many of its products. We also note the disclosure that you estimate future warranty costs based on historical trends and product sales, but may fail to accurately estimate those costs. Please revise your notes to the financial statements to include disclosures required by ASC 460-10-50-8, if material.
Exhibits

19. Please file material contracts required by Item 601(b)(10) of Regulation S-K as exhibits to your registration statement, such as material debt financing transactions and material commercial agreements.

General

20. The cross-reference sheet between the Information Statement and items of Form 10 omits a number of sections of the Information Statement, such as the Questions and Answers section. Please revise to specifically incorporate by reference the sections.

21. We note that your Information Statement includes a number of blanks and references to information that will be filed by amendment. Please fill in these blanks and missing information with your next amendment or tell us why you are unable to do so and when
 October 3, 2024
Page 5

       you expect to have this information. We may have further comments when we have reviewed the additional disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Brandon Van Dyke